Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Bilibili Inc. (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”), to vote at and attend our forthcoming extraordinary general meeting of shareholders (the “EGM”) will be as of close of business on Friday, October 9, 2026, Hong Kong time (the “Shares Record Date”). In order to be eligible to vote at and attend the EGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. Hong Kong time, on Friday, October 9, 2026. Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas, as depositary of the ADSs, and representing our Class Z Ordinary Shares may attend, but may not vote at, the EGM. Holders of record of ADSs as of the close of business on Wednesday, September 30, 2026 New York time (the “ADS Record Date”, together with the Shares Record Date, the “Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs. Deutsche Bank Trust Company Americas, as depositary of the ADSs, will endeavour, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM the amount of Class Z Ordinary Shares represented by the ADSs in accordance with the instructions that it has properly received from ADS holders. In connection with the different record dates, the depositary will close its books for ADS cancellations from October 1, 2026 through October 9, 2026, inclusive (New York time).

Details including the date and location of our EGM will be set out in our notice of EGM to be issued and provided to holders of Shares and ADSs as of the respective Record Date together with the circular/proxy materials in due course.

By order of the Board Bilibili Inc. Rui Chen Chairman

Hong Kong, September 24, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

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